July 29, 2016
Larry Spirgel
Assistant Director
Celeste M. Murphy
Legal Branch Chief
William Mastrianna
United States
Securities and Exchange Commission
Washington, D. C.  20549

Re:            Mobad Service Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed July 25, 2016
File No. 333-211958

Dear Mr. Spirgel,

The following are the registrant's responses to your letter of July 27, 2016.

General
1. The disclosure in the third sentence on page 6 indicates that none of Mr. O'Dare's shares will be sold until after the Company completes its offering. Clarify whether this means none of his shares will be sold until after an acquisition takes place or until the Company has sold all 10 million shares. Also, clarify why the proceeds from the sale of his shares will be released to the Company upon the expiration of the escrow (second paragraph on page 2) rather than being released to him.

Clarification has been provided on the pages 2 and 6 as per your comment shown above.

Very truly yours,

/s/ Rory O'Dare
Rory O'Dare
President